Exhibit 3.4
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SYNAPTICS INCORPORATED
Synaptics Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the state of Delaware (the “Corporation”), does hereby certify:
FIRST: That the Board of Directors of the Corporation adopted a resolution proposing and declaring advisable a proposed amendment to the Certificate of Incorporation of the Corporation, amending the first paragraph of Article FOURTH to read in its entirety as set forth on Exhibit A hereto.
SECOND: That the aforesaid amendment was approved by the stockholders of the Corporation at a meeting held on October 19, 2010.
THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 of the General Corporation law of the state of Delaware.
IN WITNESS WHEREOF, Synaptics Incorporated has caused this Certificate of Amendment to be signed by Russell J. Knittel, its Interim President and Chief Executive Officer, as of the 19th day of October, 2010.

SYNAPTICS INCORPORATED
By:	/s/ Russell J. Knittel
Name:	Russell J. Knittel
Its:	Interim President and Chief Executive Officer

EXHIBIT A
FOURTH: The Corporation shall be authorized to issue two classes of shares of capital stock, to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares of Common Stock and Preferred Stock that the Corporation shall have authority to issue is one hundred thirty million (130,000,000) of which one hundred twenty million (120,000,000) shares shall be Common Stock and ten million (10,000,000) shall be Preferred Stock. The par value of the shares of Common Stock is one-tenth of one cent ($.001) per share. The par value of the shares of Preferred Stock is one-tenth of one cent ($.001) per share.